EXHIBIT 99.1

Short Form Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of EnCana Corporation at Suite 1800, 855 - 2 Street S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5, Telephone: (403) 645-2000, and are also available electronically at www.sedar.com.

NEW ISSUE	Dated May 21, 2009

EnCana Corporation

$2,000,000,000

Medium Term Notes

(unsecured)

We may offer from time to time during the period ending June 21, 2011 Medium Term Notes (the “Medium Term Notes” or the “Notes”) at prices and on terms determined at the time of issue, in an aggregate principal amount of up to $2,000,000,000 (or the equivalent thereof if any of the Notes are denominated in foreign currencies) in one or more offerings (the “offering”).

The offering of the Notes will be made pursuant to a medium term note program as contemplated by a National Instrument of the Canadian securities regulatory authorities. The National Instrument permits the omission from this short form prospectus of certain terms of the Notes, which will be established at the time of the offering and sale of the Notes and will be included in pricing supplements (each, a “Pricing Supplement”) to this short form prospectus, which will be delivered to purchasers together with this short form prospectus and any amendments hereto. The specific designation, currency of denomination, maturity date, any redemption or repayment provisions and price to the public of the Notes, together with the interest rate or the interest rate basis, will be established by us and set forth in the applicable Pricing Supplement.

The Notes will bear interest at a fixed or floating rate and will be issued in either global form (in the case of Notes denominated in Canadian or United States (“U.S.”) dollars) or definitive form (in the case of Notes denominated in a currency other than Canadian or U.S. dollars). Unless otherwise specified in the applicable Pricing Supplement, the Notes will be issuable in integral multiples of $1,000. The Notes will be unsecured, will be issued under a trust indenture and will rank pari passu with our other unsecured and unsubordinated indebtedness. Unless we otherwise specify in the applicable Pricing Supplement, the Notes will not be redeemable by us or repayable at the option of the holder prior to their maturity date.

In the opinion of counsel, the Notes offered hereby, if issued on the date of this short form prospectus, would be eligible for investment under certain statutes as referred to under “Eligibility for Investment”.

There is no market through which the Notes may be sold and you may not be able to resell Notes purchased under this short form prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See “Risk Factors”.

Rates on Application

The Notes are being offered severally on a best commercial efforts basis on our behalf by BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc., and such other dealers as may be agreed upon (collectively, the “Dealers” and individually, a “Dealer”), subject to our confirmation. In addition, Notes may be sold to one or more of the Dealers, as principal, for resale to you. We may also offer the Notes directly to purchasers pursuant to statutory exemptions. We will pay each Dealer through whom any Note is sold a commission as may be agreed upon from time to time between us and such Dealer. The Notes may be purchased from time to time by any of the Dealers, as principal, at such prices and with such commissions as may be agreed between us and any such Dealers for resale to the public at prices to be negotiated with each such purchaser, which prices may vary during the distribution period and as between purchasers. The Dealer’s compensation may be increased or decreased by the amount by which the aggregate price paid for Notes by purchasers exceeds or is less than the gross proceeds paid by the Dealer, acting as principal, to us. The commission payable, if any, will be set forth in the applicable Pricing Supplement. We and, if applicable, the Dealers may reject any order in whole or in part. The Notes will not be listed on any securities exchange.

For the purposes of applicable securities legislation in certain Canadian provinces, we may be considered to be a connected issuer of each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc., as each are directly or indirectly wholly-owned or majority owned subsidiaries of Canadian chartered banks or financial institutions which have extended credit facilities to us upon which we may draw from time to time. See “Use of Proceeds”.

The offering of Notes under this short form prospectus is directed only to residents of Canada. The Notes have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”) and may not be offered or sold in the U.S. or to U.S. persons (as defined in Regulation S under the 1933 Act) (other than distributors) unless the Notes are registered under the 1933 Act, or an exemption from the registration requirements of the 1933 Act is available. The Dealers and any other dealers who participate in the distribution agree or will agree not to buy or offer to buy, to sell or offer to sell or solicit any offer to buy any Note in the U.S. or to or for the account or benefit of a U.S. person except pursuant to an exemption from registration under the 1933 Act. See “Plan of Distribution”.

The offering of Notes is subject to approval of certain legal matters on our behalf by Bennett Jones LLP, Calgary, Alberta and on behalf of the Dealers by Fraser Milner Casgrain LLP, Calgary, Alberta.

The head and registered office of EnCana Corporation is located at Suite 1800, 855 - 2 Street S.W., Calgary, Alberta, Canada T2P 2S5.

TABLE OF CONTENTS

	Page		Page
Forward-Looking Statements	2	Special Provisions Relating to Foreign Currency Notes	16
Documents Incorporated by Reference	3	Risk Factors	16
Eligibility for Investment	4	Certain Canadian Federal Income Tax Consequences	21
EnCana Corporation	4	Auditors	22
Credit Ratings	5	Legal Matters	22
Use of Proceeds	5	Experts	22
Interest Coverage	6	Exemptive Relief	22
Trading Price and Volume	7	Purchasers’ Statutory Rights	22
Plan of Distribution	7	Auditor’s Consent	23
Description of Notes	8	Certificate of EnCana Corporation	24
		Certificate of the Dealers	25

In this short form prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, reference to “us”, “we”, “our” or “EnCana” means EnCana Corporation, its subsidiaries and partnership interests held by EnCana Corporation and its subsidiaries.

FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this short form prospectus constitute forward-looking statements or information (collectively referred to as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements are typically identified by words such as “projected”, “anticipate”, “believe”, “expect”, “plan”, “intend” or similar words suggesting future outcomes or statements regarding an outlook.

You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the assumptions, risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements included or incorporated by reference in this short form prospectus include, but are not limited to: risks associated with the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed arrangement transaction (including regulatory and shareholder approvals), the risk that any applicable condition of the proposed arrangement transaction may not be satisfied, volatility of and assumptions regarding oil and natural gas prices as well as refined product prices, assumptions based upon our current guidance, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in our North American and foreign oil and natural gas and market optimization operations, risks of war, hostilities, civil insurrection and instability affecting countries in which we operate and terrorist threats, risks inherent in our marketing operations, including credit risk, imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves, our ability to replace and expand oil and natural gas reserves, the ability of EnCana and ConocoPhillips to successfully manage and operate the integrated North American oil business and the ability of the parties to obtain necessary regulatory approvals, refining and marketing margins, potential disruption or unexpected technical difficulties in developing new products and manufacturing processes, potential failure of new products to achieve acceptance in the market, unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities, unexpected difficulties in manufacturing, transporting or refining synthetic crude oil, risks associated with technology, our ability to generate sufficient cash flow from operations to meet our current and future obligations, our ability to access external sources of debt and equity capital, general economic and business conditions, our ability to enter into or renew leases, the timing and costs of construction of gas storage facilities, wells and pipelines, our ability to make capital investments and the amounts of capital investments, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration, development and drilling, imprecision in estimates of future production capacity, our ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations, risks associated with existing and potential future lawsuits and regulatory actions against us, political and economic conditions in the countries in which we operate, difficulty in obtaining necessary regulatory approvals and such other assumptions, risks and uncertainties described from time to time in our reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Assumptions relating to forward-looking statements generally include our current expectations and projections made by us in light of, and generally consistent with, our historical experience and our perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by our past experience, all of which are subject to the risk factors identified elsewhere in this short form prospectus.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under “Risk Factors” in this short form prospectus and the risk factors identified in documents incorporated by reference in this short form prospectus. Except as required under applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a)	our Annual Information Form dated February 20, 2009;
(b)	our audited comparative consolidated financial statements and auditors’ report thereon for the year ended December 31, 2008;
(c)	our Management’s Discussion and Analysis for the year ended December 31, 2008;
(d)	our Management Proxy Circular dated February 28, 2009 relating to the annual meeting of our shareholders held on April 22, 2009;
(e)	our unaudited comparative interim consolidated financial statements for the three month period ended March 31, 2009; and
(f)	our Management’s Discussion and Analysis for the three month period ended March 31, 2009.

Any documents of the type required by National Instrument 44-101 to be incorporated by reference into this short form prospectus, including any material change reports (excluding confidential material change reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by us with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated, or deemed to be incorporated by reference, in this short form prospectus shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained in this short form prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference in this short form prospectus modifies or replaces such statement. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Updated interest coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements, and will be deemed to be incorporated by reference in this short form prospectus for the purpose of the offering of the Notes.

Upon a new annual information form and related annual consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this short form prospectus, and unless otherwise, pursuant to National Instrument 44-101, no longer incorporated into this short form prospectus at such time, the previous annual information form, the previous annual consolidated financial statements and all unaudited interim consolidated financial statements and the accompanying management’s discussion and analysis and material change reports filed prior to the commencement of our financial year in which the new annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of our financial year in respect of which the new annual information form is filed, shall be deemed no longer to be incorporated into this short form prospectus for purposes of future offers and sales of Notes under this short form prospectus. Upon unaudited interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this short form prospectus, all unaudited interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this short form prospectus for purposes of future offers and sales of Notes under this short form prospectus.

A Pricing Supplement or other prospectus supplement containing the specific terms of an issue of Notes will be delivered to purchasers of such Notes, together with this short form prospectus and any amendments hereto, and will be deemed to be incorporated by reference into this short form prospectus as of the date of such supplement and only for the purposes of the Notes issued thereunder.

Unless otherwise specified, all dollar amounts herein are stated in Canadian dollars, all references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to U.S. dollars. All consolidated financial statements of EnCana are expressed in U.S. dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of our counsel, Bennett Jones LLP, and Fraser Milner Casgrain LLP, counsel to the Dealers, the Notes to be issued by us hereunder, if issued on the date of this short form prospectus, would be, as at such date, qualified investments under the Income Tax Act (Canada) (the “Tax Act”) for trusts governed by a registered retirement savings plan, a registered education savings plan, a registered retirement income fund, a registered disability savings plan, a deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan to which contributions are made by us or persons or partnerships with which we do not deal at arm’s length within the meaning of the Tax Act) and a tax-free savings account (other than a trust governed by a tax-free savings account of which the holder does not deal at arm’s length with us for the purposes of the Tax Act or has a significant interest (within the meaning of the Tax Act) in EnCana, or in a corporation, partnership or trust with which we do not deal at arm’s length for the purposes of the Tax Act).

ENCANA CORPORATION

We are one of North America’s leading natural gas producers, are among the largest holders of natural gas and oil resource lands onshore North America and are a technical and cost leader in the in-situ recovery of bitumen. Our other operations include the transportation and marketing of crude oil, natural gas and natural gas liquids, as well as the refining of crude oil and the marketing of refined petroleum products. We pursue profitable growth from our portfolio of long-life resource plays situated in Canada and the U.S. The vast majority of EnCana’s operations are located in Canada and the U.S. All of our proved reserves and production come from North America.

EnCana was formed through the business combination (the “Merger”) on April 5, 2002 of Alberta Energy Company Ltd. and PanCanadian Energy Corporation. Following the Merger in 2002, the majority of our upstream operations were located in Canada, the U.S., Ecuador and the U.K. central North Sea. From the time of the Merger through early 2004, we focused on the development and expansion of our highest growth, highest return assets in these key areas. Beginning in 2004, we sharpened our strategic focus to concentrate on our inventory of North American resource play assets. As part of our ongoing strategic focus, we have completed a number of acquisitions while continuing with the divestiture of our non-core assets.

In January of 2007, EnCana, with ConocoPhillips, completed the creation of an integrated oil business. This venture provides greater certainty of execution for our in-situ projects at Foster Creek and Christina Lake and allows us to participate in the North American refining industry.

EnCana is organized into Operating Divisions and Corporate Groups. The Operating Divisions are:

•

Canadian Plains Division, which includes natural gas production assets in southern Alberta and southern Saskatchewan as well as crude oil development and production assets in Alberta and Saskatchewan. Three key resource plays are located in the Division: (i) Shallow Gas in southeast Alberta and Saskatchewan; (ii) Pelican Lake in northeast Alberta; and (iii) Weyburn in Saskatchewan;

•

Canadian Foothills Division, which includes natural gas development and production assets located in Alberta and British Columbia and the management of the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia; (ii) Cutbank Ridge on the Alberta and British Columbia border; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane (“CBM”) in Alberta;

•

USA Division, which includes the natural gas development and production assets located in the U.S. Four key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas; and (iv) Fort Worth; and

•

Integrated Oil Division, which includes all of the Canadian upstream and U.S. downstream assets within the integrated oil business with ConocoPhillips, as well as other bitumen interests and the Athabasca natural gas assets. Two key crude oil resource plays are located in the Integrated Oil Division: (i) Foster Creek; and (ii) Christina Lake.

For 2008 financial reporting purposes, EnCana’s reportable operating segments are: (i) Canada; (ii) USA; (iii) Downstream Refining; (iv) Market Optimization; and (v) Corporate and Other. The Canada reportable segment comprises the Canadian Plains Division, the Canadian Foothills Division and the Canadian upstream operations of the Integrated Oil Division. Market Optimization activities are managed by EnCana’s Business Development, Canadian Gas Marketing and Power Corporate Group and by divisional marketing groups. Market Optimization is focused on enhancing the netback price of our proprietary production. Market Optimization activities include third party purchases and sales of product to provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

CREDIT RATINGS

The Notes have been assigned a rating of “A-” by Standard & Poor’s Ratings Services (“S&P”), a rating of “Baa2” (Stable Outlook) by Moody’s Investors Service (“Moody’s”) and a rating of “A (low)” (Under Review with Developing Implications) by DBRS Limited (“DBRS”). S&P assigns an outlook to the issuer of securities and not to individual debt instruments. S&P has assigned a negative outlook to EnCana.

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A- by S&P is within the third highest of ten categories and indicates that the obligor has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher rated categories. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category. The negative outlook highlights the potential that the long-term rating may be lowered.

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa2 by Moody’s is within the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade obligations (i.e., they are subject to moderate credit risk). Such debt securities may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DBRS’ long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A (low) by DBRS is within the third highest of ten categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is substantial, but the degree of strength is less than that of higher rated entities. Entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. A rating is placed “Under Review with Developing Implications” when there is uncertainty regarding the outcome of an event. A rating that is “Under Review” remains outstanding; however, this status indicates that the outstanding rating may no longer be appropriate. Upon a rating being placed “Under Review”, the rating trend of stable, positive or negative is removed and when the “Under Review” status is removed, a rating trend is re-established.

USE OF PROCEEDS

The proceeds to be derived from the issue of the Notes under this short form prospectus are not presently known, but will not exceed the maximum $2,000,000,000 (or the equivalent thereof in one or more currencies at the time of issue) authorized aggregate principal amount of Notes that may be issued hereunder. Except as otherwise provided in any prospectus supplement, the net proceeds to be derived by us from the sale of the Notes offered hereby, after deducting costs of issue and the Dealers’ commission or other remuneration, will be used for general corporate purposes, including to retire outstanding securities, to repay commercial paper borrowings and indebtedness under credit facilities, for our capital expenditure and investment programs, and for other funding requirements, including without limitation, financing of acquisitions. We may invest funds that we do not immediately use in short-term marketable securities.

Under applicable securities legislation in certain provinces of Canada, we may be considered to be a connected issuer of each of BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc., as they are directly or indirectly wholly-owned or majority owned subsidiaries of Canadian chartered banks or financial institutions which have extended credit facilities to us upon which we may draw from time to time. The credit facilities consist of syndicated revolving credit facilities and demand operating facilities. As at March 31, 2009, approximately US$2,122 million has been drawn under these facilities. These credit facilities are unsecured and we are presently in compliance with the terms of such credit facilities. Our financial position has not changed substantially since the indebtedness under the credit facilities was incurred. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. As a consequence of the sale of the Notes from time to time under this short form prospectus, each of the Dealers will receive a commission on the principal amount of any Notes sold through such Dealer and the lenders may receive a portion of the proceeds from us as a repayment of any indebtedness outstanding to them.

INTEREST COVERAGE

The following sets forth our interest coverage ratios calculated for the twelve month periods ended December 31, 2008, based on audited financial information, and March 31, 2009, based on unaudited financial information. The interest coverage ratios do not give effect to the Notes offered by this short form prospectus since the aggregate principal amount of Notes that will be issued hereunder and the terms of issue are not presently known. The interest coverage ratios set forth below do not purport to be indicative of interest coverage ratios for any future periods. The interest coverage ratios have been calculated based on information contained within financial statements for the related periods prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

	December 31, 2008	March 31, 2009

Interest coverage on long-term debt(1):
Net earnings(2)	16.4 times	18.7 times
Cash flow(3)	19.6 times	19.3 times

___________

Notes:

(1)	Long-term debt includes the current portion of long-term debt and does not include any amounts with respect to Notes that may be issued under this short form prospectus.
(2)	Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt.
(3)

Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. Cash flow is not defined by Canadian GAAP and does not have any standardized meaning prescribed by Canadian GAAP, and is therefore unlikely to be comparable to similar measures reported by other companies. We use cash flow to assist management and investors to measure our ability to finance our capital programs and meet our credit obligations. Cash flow should not be considered an alternative to, or more meaningful than, net earnings or other measures calculated in accordance with Canadian GAAP.

Cash flow has been calculated on a consistent basis for the twelve month period ended December 31, 2008 and for the three month period ended March 31, 2009, and is reconciled to net earnings below.

	Twelve Months ended December 31, 2008	Three Months ended March 31, 2009
	(US$ millions)
Net earnings	5,944	962
Depreciation, depletion and amortization	4,223	983
Future income taxes	1,646	37
Cash tax on sale of assets	25	-
Unrealized (gain) loss on risk management	(2,729)	(111)
Unrealized foreign exchange (gain) loss	417	20
Accretion of asset retirement obligation	79	17
(Gain) loss on divestitures	(140)	(1)
Other	(79)	37
Cash flow	9,386	1,944

TRADING PRICE AND VOLUME

All of the outstanding Common Shares of EnCana are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ECA. The following table outlines the share price trading range and volume of shares traded by month for the period April 2008 to May 20, 2009:

	TORONTO STOCK EXCHANGE				NEW YORK STOCK EXCHANGE
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Share Volume	High	Low	Close	Share Volume
	($ per share)			(millions)	(US$ per share)			(millions)
2008
April	88.06	76.41	81.25	49.8	87.69	74.16	80.81	59.8
May	97.81	78.09	89.51	60.0	99.36	76.50	90.37	74.6
June	97.64	87.34	93.36	55.6	96.60	86.22	90.93	71.3
July	95.91	72.00	73.90	74.8	94.41	70.04	72.19	95.8
August	79.97	69.02	79.81	58.4	76.42	64.68	74.90	91.1
September	77.15	63.84	67.96	90.1	74.44	61.13	65.73	134.9
October	68.04	41.36	61.23	112.2	64.19	34.53	50.91	174.0
November	62.99	43.86	60.00	70.2	54.76	34.00	46.81	101.8
December	59.87	47.52	59.96	62.7	48.71	36.58	46.48	80.4
2009
January	63.50	51.55	54.57	52.7	53.81	40.95	44.34	79.5
February	58.65	44.64	50.20	52.6	48.04	35.70	39.37	94.9
March	55.71	45.67	51.60	68.2	45.28	35.46	40.61	98.1
April	57.75	50.33	54.69	49.3	47.84	39.70	45.73	64.3
May 1 – 20	65.71	54.72	62.26	32.1	57.07	46.02	54.40	43.6

PLAN OF DISTRIBUTION

Under the terms of a dealer agreement entered into by us and the Dealers, the Notes are being offered by us through the Dealers, each of which has agreed to use its best commercial efforts to solicit purchases of the Notes, directly or through other Canadian dealers. The terms and conditions of any sale or sales of Notes will be determined by the applicable Dealer and us at the time of such sale or sales and disclosed in the applicable Pricing Supplement. The commission applicable to the sale of any Note will be deducted from our proceeds of sale and will be in an amount as set forth in the dealer agreement or as determined by us and the applicable Dealer at the time of such sale and will be disclosed in the applicable Pricing Supplement. Notes may also be sold to a Dealer as principal in which case the obligations of such Dealer as principal may, if agreed to by us and the applicable Dealer at the time of such sale, be subject to certain conditions and may be subject to the Dealer’s right to terminate such obligations at its discretion upon the occurrence of certain stated events. We reserve the right to sell Notes directly to you on our own behalf in those jurisdictions where we are authorized to do so or through other dealers, as a result of a reverse inquiry, so long as such sale is effected through a Dealer. No commission will be payable to any Dealer on Notes sold directly by us.

In addition, a Dealer may offer the Notes it has purchased as principal to other dealers. A Dealer may sell Notes to any dealer at a discount and, unless otherwise specified in the Pricing Supplement, such discount allowed to any dealer will not be in excess of the discount to be received by the Dealer from us. Unless otherwise indicated in the Pricing Supplement, any Note sold to a Dealer as principal will be purchased by the Dealer at a price equal to 100% of the principal amount thereof less a percentage equal to the commission applicable to any agency sale of a Note of identical maturity, and may be resold by the Dealer to investors and other purchasers at prevailing market prices at the time or times of resale as determined by the Dealer or to certain dealers as described above.

Additional details with respect to the distribution of a particular offering of Notes will be set forth in the applicable Pricing Supplement.

The Notes have not been and will not be registered under the 1933 Act and may not be offered or sold within the U.S. or to or for the account or benefit of a U.S. person except in certain transactions exempt from the registration requirements of the 1933 Act, including, if contemplated in the applicable Pricing Supplement, transactions under Rule 144A under the 1933 Act. Each Dealer has agreed that, except as permitted by the dealer agreement, it will not offer, sell or deliver the Notes to a U.S. person or for the account or benefit of a U.S. person (a) as part of its distribution at any time, or (b) until 40 days after completion of the later of the commencement of the offering to persons other than any Dealer or other person who participates in the distribution of the Notes and the closing date (the “distribution compliance period”), and it will have sent to each Dealer or other person receiving a selling concession, fee or other remuneration to which it sells Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes to a U.S. person or for the account or benefit of a U.S. person. Terms used in this paragraph have the meanings given to them by Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering of the Notes, an offer or sale of Notes within the U.S. by a dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements under the 1933 Act.

In connection with any offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Dealers may from time to time purchase and sell Notes in the secondary market but are not obligated to do so. There can be no assurance that there will be a secondary market for the Notes. The offering price and other selling terms for such sales in the secondary market may, from time to time, be varied by such Dealer.

We have agreed to indemnify the Dealers and their directors, officers and employees against certain liabilities arising out of, among other things, any misrepresentation in this short form prospectus and the documents incorporated by reference herein.

We and, if applicable, the Dealers, reserve the right to reject any offer to purchase Notes in whole or in part. We also reserve the right to withdraw, cancel or modify the offering of Notes under this short form prospectus without notice.

DESCRIPTION OF NOTES

In this section, “we”, “us”, “our” or “EnCana” refers only to EnCana Corporation and not to any of its subsidiaries or interests in partnerships and other entities. The following description sets forth certain general terms and provisions of the Notes. For full particulars, reference should be made to the trust indenture referred to below. The specific terms of the individual Notes and the offering thereof which are not within the options and parameters set forth in this short form prospectus will be set forth in a Pricing Supplement or Pricing Supplements, as the case may be, which will accompany this short form prospectus from time to time.

General

The Notes will be issued under the principal trust indenture dated as of August 29, 2002, as may be supplemented and amended from time to time by supplemental indentures (the principal indenture as so supplemented, herein the “Indenture”) entered into between us and CIBC Mellon Trust Company (the “Trustee”, which term shall include, unless the context otherwise requires, its successors and assigns). Although the aggregate principal amount of Notes which may be issued under the Indenture is unlimited, the Notes offered pursuant to this short form prospectus will be issued in an aggregate principal amount not to exceed $2,000,000,000 (or the equivalent thereof in one or more currencies at the time of issue). The Indenture also contains provisions permitting the issuance thereunder from time to time of debentures in one or more series, in addition to the Notes, without limit as to principal amount but issuable only in compliance with the restrictions that are contained in the Indenture. As at the date of this short form prospectus, $500,000,000 aggregate principal amount of 4.30% Medium Term Notes (Series 3) and $750,000,000 aggregate principal amount of 5.80% Medium Term Notes (Series 4) have been issued and remain outstanding under the Indenture.

The first issuance of Notes offered pursuant to this short form prospectus will be the fifth series of debentures issued under the Indenture and will be designated as “Medium Term Notes (Series 5)”. Each subsequent issuance of Notes offered pursuant to this short form prospectus may be designated as “Medium Term Notes (Series 5)” or as a separate series under the Indenture which will be specified in the applicable Pricing Supplement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture, including the definitions therein of certain terms.

The Notes will be our direct unsecured obligations. The Notes will rank equally with each other and with all of our other unsecured and unsubordinated indebtedness and will not be secured by any mortgage, pledge or other charge.

The Notes will mature on the date set out in the applicable Pricing Supplement. Each Note, other than a zero-coupon Note, will bear interest at either a fixed rate or a floating rate or a combination thereof for different portions of its term.

The Notes may be issued as original issue discount Notes. An original issue discount Note is a Note, including any zero-coupon Note, that is issued at a price lower than the principal amount thereof and which provides that, upon redemption or acceleration of the maturity thereof, an amount less than the principal amount thereof shall become due and payable (“Original Issue Discount Notes”). In the event of redemption or acceleration of the maturity of an Original Issue Discount Note, the amount payable to the holder of such Note upon such redemption or acceleration will be determined in accordance with the terms of the Note but will be an amount less than the principal amount payable at maturity.

Unless otherwise indicated in the applicable Pricing Supplement, the Notes will be denominated in Canadian dollars and payments of principal of and premium, if any, and any interest on the Notes will be made in Canadian dollars. If any of the Notes are to be denominated in a foreign currency (one other than Canadian dollars), or if the principal of and premium, if any, and any interest on any of the Notes is to be payable at the option of the holder or us in a currency, other than that in which such Note is denominated, the applicable Pricing Supplement will provide additional information, including applicable exchange rate information, pertaining to the terms of such Notes. Where Notes are offered and sold in a currency other than Canadian dollars, the applicable Pricing Supplement will set out the Canadian dollar equivalent of the offering price and the rate of exchange based on the Bank of Canada noon rate as at the last practical date. See also “Special Provisions Relating to Foreign Currency Notes”.

Unless otherwise specified in the applicable Pricing Supplement, the Notes will not be subject to redemption by us, will not be subject to any sinking fund and will not be subject to repayment at the option of the holder prior to maturity.

The Notes will be offered and sold at prices negotiated with purchasers and the prices at which the Notes will be offered and sold may vary as between purchasers and during the distribution period.

The Notes will be offered pursuant to a medium term note program as contemplated by a National Instrument of the Canadian securities regulatory authorities. The National Instrument permits the omission from this short form prospectus of certain terms of the Notes, which will be established at the time of the offering and sale of the Notes and will be included in Pricing Supplements which will be incorporated by reference in this short form prospectus solely for the purpose of the Notes issued thereunder. Specific terms which are not within the options and parameters set forth herein may be set out in a Pricing Supplement.

Form and Denomination

Unless otherwise specified in the applicable Pricing Supplement, all Notes denominated in Canadian or U.S. dollars will be represented in the form of fully registered global Notes (a “Global Note”) held by or on behalf of CDS Clearing and Depository Services Inc. or its successor (collectively, the “Depositary”) as custodian of the Global Notes (for its participants) and registered in the name of the Depositary or its nominee (the “Nominee”). Except as described below, you will not be entitled to a certificate or other instrument from us or the Depositary evidencing your ownership of a Note. Rather, the Notes will be represented only in book-entry form. Beneficial interests in the Global Notes, constituting ownership of the Notes, will be represented through book-entry accounts of institutions (including the Dealers) acting on behalf of beneficial owners, as direct and indirect participants of the Depositary (“participants”). As a purchaser of a Note represented by a Global Note, you will receive a customer confirmation of purchase from the Dealer or Dealers from whom the Note is purchased in accordance with the practices and procedures of the selling Dealer or Dealers. The practices of the Dealers may vary but generally customer confirmations are issued promptly after execution of a customer order. The Depositary will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Notes.

Currently, the Depositary only allows depository eligibility for securities denominated in Canadian or U.S. dollars. Any Notes denominated in a currency other than Canadian or U.S. dollars will be represented by Notes in definitive form (“Definitive Notes”) until such time as the Depositary allows depository eligibility for issues of securities denominated in such currencies.

We may issue notes as Definitive Notes. Definitive Notes will be represented by a certificate in definitive registered form, without coupons.

Unless otherwise specified in the applicable Pricing Supplement, the authorized denominations of any Note (including any Global Note), if denominated in Canadian dollars, will be integral multiples of $1,000. The authorized denominations of Notes not denominated in Canadian dollars will be set forth in the applicable Pricing Supplement.

Transfers

Transfers of beneficial ownership in Notes represented by Global Notes will be effected through records maintained by the Depositary for such Global Notes or the Nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants). Beneficial owners who are not participants in the Depositary’s book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or another interest in Global Notes, may do so only through participants in the Depositary’s book-entry system. Your interest in a Note represented by a Global Note may only be exchanged for Definitive Notes in the limited circumstances set forth below and in accordance with the procedures established by the Depositary or the Nominee.

The ability of a beneficial owner of an interest in a Note represented by a Global Note to pledge the Note or otherwise take action with respect to his interest in a Note represented by a Global Note may be limited due to the lack of a physical certificate.

If the Depositary notifies us that it is unwilling or unable to continue as depositary in connection with the Global Notes, or if at any time the Depositary ceases to be a clearing agency or otherwise ceases to be eligible to be a depositary and we and the Trustee are unable to locate a qualified successor, or if the Trustee notifies us that an event of default has occurred and is continuing with respect to the Notes and the Trustee has not waived the event of default, or if we elect to terminate the book-entry system, beneficial owners of Notes represented by Global Notes will receive Definitive Notes.

The registered holder of a Definitive Note may transfer it upon payment of any taxes and transfer fees incidental thereto by executing a form of transfer and returning it along with the Note to the principal corporate trust office of the Trustee in the city of

Calgary for issuance of one or more new Definitive Notes in authorized denominations in the same aggregate principal amount registered in the name(s) of the transferee(s).

No transfer of a Note will be registered during the 14 days immediately preceding any day fixed for payment of interest or principal.

Payment of Principal and Interest

Payments of interest and principal on each Global Note will be made to the Depositary or the Nominee, as the case may be, as registered holder of the Global Note. Interest payments on Global Notes denominated in Canadian or U.S. dollars will be made by electronic funds transfer, or as otherwise agreed between us and the Depositary, to the Depositary or the Nominee on the date interest is payable. Interest payments on Global Notes denominated in a currency other than Canadian or U.S. dollars, if any are issued, will be made in the manner set out in the applicable Pricing Supplement and the Note. Principal payments on Global Notes will be made in the specified currency by cheque or electronic funds transfer, or as otherwise agreed between us and the Depositary, at maturity against receipt of the Global Note. As long as the Depositary or the Nominee is the registered owner of a Global Note, the Depositary or the Nominee, as the case may be, will be considered the sole owner of the Global Note for the purposes of receiving payment on the Note and for all other purposes under the Indenture and the Note.

We expect that the Depositary or Nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the Depositary or the Nominee. We also expect that payments of principal and interest by participants to the owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such participants. Our and the Trustee’s responsibility and liability in respect of Notes represented by Global Notes is limited to making payment of any principal and interest due on such Global Note to the Depositary or the Nominee.

Payments of interest on each Definitive Note will be made in such a manner as agreed between us and the Trustee and set out in the applicable Pricing Supplement, the Note or the Indenture. Payments of principal on each Definitive Note will be made against presentation and surrender of the Note at such places as are designated in the applicable Pricing Supplement, the Note or the Indenture.

If the date for payment of any amount of principal or interest on any Note is not, at the place of payment, a business day, then payment will be made on the next business day and the holder of the Note shall not be entitled to any further interest or other payment in respect of the delay.

Events of Default

The following are events of default (“Events of Default”) under the Indenture with respect to a series of debentures (including a series of Notes) issued under the Indenture (collectively, the “Debentures”):

(a)	failure by us, continuing for two business days, to pay when due the principal of or premium (if any) on any Debentures of that series (including that series of Notes);
(b)	failure by us, continuing for 30 days, to pay any interest due on any Debentures of that series, including that series of Notes or any sinking fund payment;
(c)	certain events of bankruptcy, insolvency or analogous proceedings in respect of us;
(d)

the winding-up or liquidation of us having been ordered by a court or authorized by a resolution, except in the ordinary course of business or if obligations are assumed by a successor of us in accordance with requirements contained in the Indenture;

(e)

if an event of default, as defined in any indenture or instrument under which we or a Restricted Subsidiary have outstanding indebtedness for borrowed money, shall happen and be continuing and an amount in excess of the greater of US$75 million (or its equivalent in any other currency or currencies) and 2% of our Shareholders’ Equity has been accelerated (unless the default is remedied or waived or the acceleration is rescinded or annulled), provided that if the accelerated indebtedness shall:

(i)

be as a result of an event of default which is not related to the failure to make timely and proper payment of principal or interest, 30 days shall have elapsed after we or such Restricted Subsidiary have, in good faith, exhausted our or its remedies, including the contesting, in good faith, of such event of default; or

(ii)	occur as a result of an event of default which is related to such a failure, then:
(A)	if such accelerated indebtedness is non-recourse to the borrower, it shall not be considered an Event of Default for the purpose of the Indenture; or

(B)

if such accelerated indebtedness is recourse to the borrower, any requirement in connection with such event of default for giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument shall be applicable together with an additional seven days before being considered an Event of Default for the purpose of the Indenture;

(f)

default by us, continuing for 60 days (or such longer period as may be agreed to by the Trustee) after the Trustee has given us written notice of the default and required us to remedy the same, in the performance or observance of any other material covenant or condition contained in the Indenture in respect of the Debentures of that series.

Additional Events of Default may be established for a particular series of Debentures issued under the Indenture. Any such additional Events of Default or additional material covenants or conditions in respect of the Debentures of that series will be set out in the applicable Pricing Supplement.

If an Event of Default shall occur and is continuing, then the Trustee shall, within 30 days after it receives notice of the occurrence of such Event of Default with respect to a series of Debentures, give notice of such Event of Default to the holders of the Debentures of that series in the manner provided in the Indenture; provided, however, that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by holders of at least 25% of the principal amount of Debentures outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the holders of the Debentures of that series and shall have so advised us in writing.

The Indenture provides that if an Event of Default has occurred, the Trustee may, in its discretion, and shall, upon the request in writing of the holders of not less than 25% in principal amount of the Debentures outstanding under the Indenture (or not less than 25% in principal amount of the Debentures of a particular series, in the case of default in the payment of principal, premium or interest in respect of the Debentures of the particular series or in any material covenant or condition in respect of the Debentures of the particular series), declare the principal and all accrued and unpaid interest on all Debentures (or the Debentures of the particular series in default, as the case may be) then outstanding under the Indenture to be due and payable immediately. However, the holders of the Debentures (or the Debentures of the particular series in default, as the case may be) outstanding under the Indenture by extraordinary resolution, or the Trustee (if, in the Trustee’s opinion, the default shall have been cured or adequately satisfied and unless it has become bound to declare the principal to be due and payable or enforce the payment of the same), may cancel the declaration of acceleration and waive the Event of Default. Holders of Medium Term Notes under the Indenture may not institute any action, suit or proceeding at law or in equity or exercise any other remedy authorized by the Indenture except in the limited circumstances as provided in the Indenture.

Negative Covenant

We covenant and agree in the Indenture that as long as any Notes remain outstanding, and subject to all the provisions of the Indenture, we will not, nor will we permit any Restricted Subsidiary to, create any mortgage, hypothecation, charge or other encumbrance on any of our or their property or assets, present or future, to secure Indebtedness, unless at the time thereof or prior thereto the Notes then outstanding are equally and rateably secured with such Indebtedness; provided, however, that such covenant shall not apply to or operate to prevent, among other things:

(a)	liens or other encumbrances, not related to the borrowing of money, incurred or arising by operation of law or in the ordinary course of business or incidental to the ownership of property or assets;
(b)	pre-existing encumbrances on property or assets when acquired (including by way of lease);
(c)

encumbrances or obligations to incur encumbrances (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary, or is liquidated or merged into, or amalgamated or consolidated with, us or a Subsidiary or at the time of the sale, lease or other disposition to us or a Subsidiary of all or substantially all of the properties and assets of such other person, provided that such encumbrances were not incurred in anticipation of such other person becoming a Subsidiary;

(d)

encumbrances given by us or any of our Restricted Subsidiaries in compliance with contractual commitments in existence at the date of the Indenture or entered into prior to a Restricted Subsidiary becoming a Restricted Subsidiary;

(e)	giving security by us or a Subsidiary in favour of us or any of our Subsidiaries;
(f)	creating, issuing or suffering to exist or becoming liable on, or giving or assuming, any Purchase Money Mortgage;
(g)

creating, issuing or suffering to exist or becoming liable on, or giving or assuming any mortgage, hypothecation, charge or other encumbrance in connection with Indebtedness which, by its terms, is non-recourse to us or the Restricted Subsidiary;

(h)

giving security on any specific property or asset in favour of a government within or outside Canada or any political subdivision, department, agency or instrumentality thereof to secure the performance of any covenant or obligation to or in favour of or entered into at the request of any such authorities where such security is required pursuant to any contract, statute, order or regulation;

(i)

giving, in the ordinary course of business and for the purpose of carrying on the same, security on current assets to any bank or banks or others to secure any obligations repayable on demand or maturing, including any right of extension or renewal, within 12 months after the date such obligation is incurred;

(j)

giving security on property or assets of whatsoever nature other than Restricted Property; provided, however, security on Restricted Property may be given to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of such Restricted Property or of the products derived from such Restricted Property;

(k)

encumbrances arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such encumbrance is limited to the property or assets that are the subject of the relevant agreement;

(l)

any encumbrance on any properties or facilities or any interest therein, construction thereon or improvement thereto incurred to secure all or any part of any Indebtedness relating to the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or a Restricted Subsidiary, the plugging or abandonment of wells and the decommissioning or removal of structures or facilities located on such properties or facilities provided such Indebtedness is incurred prior to, during or within two years after the completion of reclamation and clean-up or such other activity;

(m)

encumbrances in respect of the joint development, operation or present or future reclamation, clean-up or abandonment of properties, facilities and surrounding lands or related production or processing as security in favour of any other owner or operator of such assets for our or any Restricted Subsidiary’s portion of the costs and expenses of such development, operation, reclamation, clean-up or abandonment;

(n)

encumbrances on assets or property (including oilsands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property and the plugging and abandonment of wells located thereon, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) Indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such Indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) Indebtedness incurred by us or any of our Subsidiaries to refinance Indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

(o)	encumbrances granted in the ordinary course of business in connection with Financial Instrument Obligations; and
(p)

any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any encumbrance referred to in the foregoing clauses; provided, however, that (i) such new encumbrance shall be limited to all or part of the property or assets which was secured by the prior encumbrance plus improvements on such property or assets, and (ii) the Indebtedness, if any, secured by the new encumbrance is not increased from the amount of the Indebtedness secured by the prior encumbrance then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings;

provided that in any event we and any Restricted Subsidiary shall be entitled to give security that would otherwise be prohibited by the Indenture, provided that the aggregate Indebtedness outstanding and secured under this provision does not at the time of giving such security exceed an amount equal to 10% of our Consolidated Net Tangible Assets at such time.

Transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a “production payment”, will not constitute secured indebtedness and will not result in us being required to secure the Notes.

Definitions Relating to Events of Default and Negative Covenant

The Indenture contains, among other things, definitions substantially to the following effect:

“Consolidated Assets” means the aggregate amount of our assets as set forth in our most recent consolidated financial statements prepared in accordance with GAAP and filed with a securities commission or similar regulatory authority.

“Consolidated Net Tangible Assets” means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

(a)

all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

(b)	all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and other like intangibles; and
(c)	appropriate adjustments on account of minority interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

“Financial Instrument Obligations” means obligations arising under:

(a)

interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

(b)

currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(c)

commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“GAAP” means generally accepted accounting principles in Canada which are in effect from time to time, unless the person’s most recent audited or unaudited interim financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the U.S. in effect from time to time. In February 2008, the Canadian Institute of Chartered Accountant’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace GAAP in 2011 for profit-oriented Canadian publically accountable enterprises. We will be required to report our results in accordance with IFRS beginning in 2011.

“Indebtedness” means indebtedness created, issued or assumed for borrowed funds, or for the unpaid purchase price of property of ours or a Restricted Subsidiary, and includes such indebtedness guaranteed by us or a Restricted Subsidiary.

“Publicly Traded Securities” means securities of a corporation which are listed on any stock exchange and are entitled to share without limitation in a distribution of the assets of the corporation upon any liquidation, dissolution or winding-up of the corporation and includes any securities convertible or exchangeable into such securities.

“Purchase Money Mortgage” means any mortgage, hypothecation, charge or other encumbrance on property or assets created, issued or assumed to secure a Purchase Money Obligation in respect of such property or assets and also means any agreement or other instrument entered into for the acquisition of or right to acquire any property or assets or any interest therein in which agreement or instrument there is reserved or which obligates us or a Restricted Subsidiary to pay a royalty, rent or percentage of profits or proceeds won from such property or assets and which charges or secures such property or assets or interest therein or lands containing the same with the payment thereof and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased; provided that such mortgage, hypothecation, charge, encumbrance, agreement or other instrument is created, issued or assumed prior to, concurrent with or within 180 days following the acquisition of such property or assets, except in the case of property or assets on which improvements are constructed, installed or added, in which case the same shall be created or issued within a period of 180 days after Substantial Completion of such improvements.

“Purchase Money Obligation” means any Indebtedness assumed as, or issued and incurred to provide funds to pay, all or any part of (i) the purchase price (which shall be deemed to include any costs of construction or installation) of any property or assets acquired after the date of the Indenture, or (ii) the cost of improvements made after the date of the Indenture to any property or assets.

“Restricted Property” means any oil, gas or mineral property of a primary nature located in Canada or the U.S. and any facilities located in Canada or the U.S. directly related to the mining, processing or manufacture of hydrocarbons or minerals or any of the constituents thereof or the derivatives therefrom, and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety, or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

“Restricted Subsidiary” means, on any date, any Subsidiary which owns at the time Restricted Property; provided, however, such term shall not include a Subsidiary if the amount of our share of Shareholders’ Equity of such Subsidiary constitutes, at the time of determination, less than 2% of our Consolidated Net Tangible Assets.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

“Subsidiary” means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attaching to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for us and/or by or for any corporation in like relation to us and includes any corporation in like relation to a Subsidiary; provided, however, such term shall not include any corporations (or their respective Subsidiaries) which have Publicly Traded Securities where the aggregate amount of assets of all such corporations does not exceed 20% of our total Consolidated Assets at the time and from time to time.

“Substantial Completion” means, with respect to an improvement, the point at which the improvement is ready for use or is being used for the purpose for which it was intended.

“Voting Shares” means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Carrying on Business in Partnership

The Indenture provides that we may enter into any transaction whereby all or substantially all of our undertaking, property and assets would become the property of a partnership in which we are a partner, provided that there shall have been executed such instruments, if any, as are in ours and the Trustee’s opinion necessary or advisable to substantially preserve and not impair any of the rights and powers of the Trustee or the holders of the Notes which shall include, if appropriate, the assumption by such partnership of the liability under the Notes.

Modification

The rights of holders of Notes, or any other series of Debentures outstanding under the Indenture, may be modified. For that purpose, among others, the Indenture contains provisions which make binding upon all holders of Debentures (including the Notes) outstanding thereunder, extraordinary resolutions passed at a duly held and constituted meeting of holders of Debentures by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of Debentures represented and voted at such meeting or resolutions in writing signed by the holders of 66 2/3% of the principal amount of the outstanding Debentures. In certain cases, the modification requires separate assent by the holders of the required percentages of Debentures of each series. However, if the modification does not adversely affect the rights of the holders of Debentures of a particular series, the assent of the holders of Debentures of such particular series is not required. In addition, we and the Trustee are entitled, relying on the opinion of counsel, without the consent of the holders of Debentures, to amend or supplement the Indenture or the Debentures for certain limited purposes, including curing ambiguities, defects or inconsistencies and making modifications which, in the opinion of the Trustee, relying on the opinion of counsel, would not be prejudicial to the interests of the holders of Debentures.

Consolidation, Amalgamation, Merger and Sale of Assets

The Indenture provides that we shall not enter into any transaction (a “Transaction”) whereby all or substantially all of our undertaking, property and assets would become the property (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, liquidation, transfer, sale or otherwise) of any other person, or, in the case of an amalgamation or merger, of the continuing corporation resulting therefrom (such other person or continuing corporation, as the case may be, a “Successor Corporation”) but may do so if:

(a)	such Successor Corporation is a corporation existing under the laws of Canada or any province or territory thereof or under the laws of the U.S. or any state thereof or the District of Columbia;
(b)

the Successor Corporation shall execute, prior to or contemporaneously with the consummation of the Transaction, such instruments, if any, as are in the opinion of counsel necessary or advisable to evidence: (i) the assumption by the Successor Corporation of liability for the due and punctual payment of the principal of and premium, if any, and interest on all the Debentures then outstanding and all other moneys payable thereunder; (ii) the covenant of the Successor Corporation to pay the same; and (iii) the agreement of the Successor Corporation to observe and perform all of our covenants and obligations under the Indenture, provided that no such instruments shall be required if the Successor Corporation is liable by operation of law for the due and punctual payment of the principal of and premium, if any, and interest on all of the Debentures and due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by us;

(c)	the Transaction shall, in the opinion of counsel, be upon such terms as substantially to preserve and not to impair any of the rights and powers of the Trustee or the holders of the Debentures; and
(d)	no condition or event shall exist in respect of the Successor Corporation at the time of the Transaction or after giving full effect thereto which constitutes or would constitute an Event of Default.

Upon compliance with the foregoing requirements of the Indenture, the Successor Corporation shall possess and from time to time may exercise each and every right and power of ours under the Indenture.

Defeasance

The Indenture provides that if we deposit or cause to be deposited with the Trustee, in trust for the benefit of the holders of Notes (or any issuance thereof being defeased): (a) funds sufficient to pay, or (b) obligations of or guaranteed by: (i) the Government of Canada, or (ii) the U.S., as will together with the income thereon be sufficient to pay, all sums due for the principal of and premium, if any, and accrued and unpaid interest to the maturity date or any repayment date, as the case may be, on the Notes (or any issuance thereof being defeased) and certain other conditions are met, we shall be deemed to have fully paid, satisfied and discharged all such Notes.

Governing Law

The Indenture and the Notes issued thereunder will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein including the Canada Business Corporations Act.

SPECIAL PROVISIONS RELATING TO FOREIGN CURRENCY NOTES

General

Unless otherwise indicated in the applicable Pricing Supplement, the Notes will be denominated in Canadian dollars and payments of principal of and premium, if any, and interest on the Notes will be made in Canadian dollars. If any of the Notes are to be denominated in a currency other than Canadian dollars, the following provisions shall apply, which are in addition to, and to the extent inconsistent therewith replace, the description of general terms and provisions of the Notes set forth in this short form prospectus.

Foreign currency Notes are issuable in registered form only, without coupons. The denominations for particular foreign currency Notes will be specified in the applicable Pricing Supplement.

Unless otherwise provided in the applicable Pricing Supplement, payment of the purchase price of foreign currency Notes will be made in immediately available funds denominated in such foreign currency.

Currencies

Unless otherwise specified in the applicable Pricing Supplement, you are required to pay for foreign currency Notes in the specified currency. At the present time there are limited facilities in Canada for the conversion of Canadian dollars into the specified currencies and vice versa, and most banks in Canada do not offer non-Canadian or U.S. dollar chequing or savings account facilities in Canada. However, if requested on or prior to the fifth business day preceding the date of delivery of the Notes, or by such other day as determined by the Dealer who presented such offer to purchase Notes to us, such Dealer may, at its discretion, arrange for the conversion of Canadian dollars into the specified currency set forth in the applicable Pricing Supplement to enable you to pay for the Notes. Each such conversion, if any, will be made on such terms and subject to such conditions, limitations and charges as the person making such conversion may from time to time establish in accordance with its regular foreign exchange practices. You will bear all costs of exchange.

Specific information about the foreign currency in which a particular foreign currency Note is denominated, including historical exchange rates and a description of the currency and any exchange controls, will be contained in the applicable Pricing Supplement.

Payment Currency

If a specified currency is not available for the payment of principal, premium, if any, or interest with respect to a foreign currency Note due to the imposition of exchange controls or other circumstances beyond our control, we will be entitled to satisfy our obligations to holders of foreign currency Notes by making such payment in Canadian dollars on the basis of the Market Exchange Rate on the date of such payment, or if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate or as otherwise indicated in an applicable Pricing Supplement. See “Risk Factors - The Notes are subject to exchange rate and exchange controls risk”. “Market Exchange Rate” for any specified currency means the noon buying rate at the Bank of Canada for wire transfers of such specified currencies.

RISK FACTORS

You should consider carefully the following risk factors in addition to the “Risk Factors” and other information contained in the documents incorporated by reference in this short form prospectus, including the risk factors contained in our Annual Information Form dated February 20, 2009. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

A substantial or extended decline in crude oil and natural gas prices could have a material adverse effect on us.

Our financial performance and condition are substantially dependent on the prevailing prices of crude oil, natural gas and refined products. Fluctuations in crude oil or natural gas prices and refined products could have an adverse effect on our operations and financial condition and the value and amount of our proved reserves. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, refined products, market uncertainty and a variety of additional factors beyond our control. Crude oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability in the Middle East and elsewhere, the foreign supply of crude oil, the price of foreign imports, the availability of alternate fuel sources and weather conditions. Natural gas prices realized by us are affected primarily by North American supply and demand, weather conditions and by prices of alternate sources of energy (including refined product and imported liquefied natural gas). Any substantial or extended decline in the prices of crude oil and natural gas could result in a delay or cancellation of existing or future drilling, development or construction programs or curtailment in production at some properties or could result in unutilized long-term transportation commitments, all of which could have an adverse effect on our revenues, profitability and cash flows.

The market prices for heavy oil are lower than the established market indices for light and medium grades of oil, due principally to higher refining and transportation costs, including higher diluent prices. Also, the market for heavy oil is more limited than for light and medium grades, making it more susceptible to supply and demand fundamentals. Future price differentials are uncertain and any increase in the heavy oil differentials could have a material adverse effect on our business.

We conduct an annual assessment of the carrying value of our assets in accordance with Canadian GAAP. If crude oil and natural gas prices decline, the carrying value of our assets could be subject to financial downward revisions, and our earnings could be adversely affected.

Our ability to operate and complete projects is dependent on factors outside of our control.

Our ability to operate, generate sufficient cash flows and complete projects depends upon numerous factors beyond our control. In addition to commodity prices and continued market demand for our products, these non-controllable factors include: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for our commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of diluents to transport crude oil; technology failures; accidents; the availability of skilled labour; and reservoir quality.

Current market conditions are challenging with the global recession negatively impacting commodity prices as well as access to credit and capital markets. These conditions impact our customers and suppliers and may alter our spending and operating plans. There may be unexpected business impacts from this market uncertainty.

Our downstream operations are sensitive to margins for refined products. Margin volatility is impacted by numerous conditions including: market competitiveness, the costs of crude oil, labour, electricity, chemicals and other inputs, maintenance and turnaround costs, fluctuations in the supply and demand for refined products, especially production levels at other refineries in the regions which impact the supply of product and therefore prices and margins in those regions, unplanned production disruptions due to equipment failure, power disruptions and other factors including weather. It is expected that all of these and other factors will continue to impact downstream margins for the foreseeable future. As a result, it can be reasonably expected that downstream results will fluctuate over time and from period to period.

We undertake a variety of projects including exploration and development projects and the construction or expansion of facilities, refineries and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic.

All of our operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Contract rights can be cancelled or expropriated. Changes to government regulation could impact our existing and planned projects.

Our business is subject to environmental legislation in all jurisdictions in which we operate and any changes in such legislation could negatively affect our results of operations.

All phases of the crude oil, natural gas and refining businesses are subject to environmental regulation pursuant to a variety of Canadian, U.S. and other federal, provincial, territorial, state and municipal laws and regulations (collectively, “environmental legislation”).

Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, use, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. It also imposes restrictions, liabilities and obligations in connection with the management of fresh or potable water sources that are being used, or whose use is contemplated, in connection with oil and gas operations. Environmental legislation also requires that wells, facility sites and other properties associated with our operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. In addition, certain types of operations, including exploration and development projects and changes to certain existing projects, may require the submission and approval of environmental impact assessments or permit applications. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties and failure to comply with environmental legislation may result in the imposition of fines and penalties. Although it is not expected that the costs of complying with environmental legislation will have a material adverse effect on our financial condition or results of operations, no assurance can be made that the costs of complying with environmental legislation in the future will not have such an effect.

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases and other air pollutants. These governments are currently developing the regulatory and policy frameworks to deliver on their announcements. In most cases there are few technical details regarding the implementation and coordination of these plans to regulate emissions. Additionally, it is anticipated that other federal, provincial and state announcements and regulatory frameworks to address emissions will continue to emerge.

As these federal, provincial and state programs are under development, we are unable to predict the total impact of the potential regulations upon our business. Therefore, it is possible that we could face increases in operating costs in order to comply with emissions legislation.

If we fail to acquire or find additional crude oil and natural gas reserves, our reserves and production will decline materially from their current levels.

Our future crude oil and natural gas reserves and production, and therefore our cash flows, are highly dependent upon our success in exploiting our current reserves base and acquiring, discovering or developing additional reserves. Without reserves additions through exploration, acquisition or development activities, our reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited, our ability to make the necessary capital investments to maintain and expand our crude oil and natural gas reserves will be impaired. In addition, there can be no certainty that we will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Our crude oil and natural gas reserves data and future net revenue estimates are uncertain.

There are numerous uncertainties inherent in estimating quantities of crude oil and natural gas reserves, including many factors beyond our control. The reserves data incorporated by reference in this short form prospectus represents estimates only. In general, estimates of economically recoverable crude oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as product prices, future operating and capital costs, historical production from the properties and the assumed effects of regulation by governmental agencies, including with respect to royalty payments, all of which may vary considerably from actual results. All such estimates are to some degree uncertain, and classifications of reserves are only attempts to define the degree of uncertainty involved. For those reasons, estimates of the economically recoverable crude oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. Our actual production, revenues, royalty payments, taxes and development and operating expenditures with respect to our reserves may vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Our hedging activities could result in realized and unrealized losses.

The nature of our operations results in exposure to fluctuations in commodity prices and interest rates. We monitor our exposure to such fluctuations and, where we deem it appropriate, utilize derivative financial instruments and physical delivery contracts to mitigate the potential impact of declines in crude oil and natural gas prices and changes in interest rates. Under Canadian GAAP, derivative instruments that do not qualify as hedges, or are not designated as hedges, are marked-to-market with changes in fair value recognized in current period net earnings. The utilization of derivative financial instruments may therefore introduce significant volatility into our reported net earnings.

The terms of our various hedging agreements may limit the benefit to us of commodity price increases or changes in interest rates. We may also suffer financial loss because of hedging arrangements if: we are unable to produce oil or natural gas to fulfill delivery obligations; we are required to pay royalties based on market or reference prices that are higher than hedged prices; or counterparties to our hedging agreements fail to fulfill their obligations under the hedging agreements.

Our operations are subject to the risk of business interruption and casualty losses.

Our business is subject to all of the operating risks normally associated with the exploration for, development of and production of crude oil and natural gas and the operation of midstream and refining facilities. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and crude oil spills, acts of vandalism and terrorism, any of which could cause personal injury, result in damage to, or destruction of, crude oil and natural gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, all of our operations will be subject to all of the risks normally incident to the transportation, processing, storing, refining and marketing of crude oil, natural gas and other related products, drilling and completion of crude oil and natural gas wells, and the operation and development of crude oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoir pressure or productivity, blowouts, equipment failures and other accidents, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks.

The occurrence of a significant event against which we are not fully insured could have a material adverse effect on our financial position.

Fluctuations in exchange rates could affect expenses or result in realized and unrealized losses.

Worldwide prices for crude oil, natural gas and refined products are set in U.S. dollars. However, many of our expenses outside of the U.S. are denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could impact our expenses and have an adverse effect on our financial performance and condition.

In addition, we have significant U.S. dollar denominated long-term debt. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar could result in realized and unrealized losses on U.S. dollar denominated long-term debt.

We do not operate all of our properties and assets.

Other companies operate a portion of the assets in which we have interests. We will have limited ability to exercise influence over operations of these assets or their associated costs. Our dependence on the operator and other working interest owners for these properties and assets, and our limited ability to influence operations and associated costs could materially adversely affect our financial performance. The success and timing of our activities on assets operated by others therefore will depend upon a number of factors that are outside of our control, including: timing and amount of capital expenditures; timing and amount of operating and maintenance expenditures; the operator’s expertise and financial resources; approval of other participants; selection of technology; and risk management practices.

All of our downstream operations are operated by ConocoPhillips. The success of our downstream operations is dependant on the ability of ConocoPhillips to successfully operate this business and maintain the operation of the refineries.

We are exposed to risks associated with the use of current technology, and the pursuit of new technology, which could negatively affect our results of operations.

Current SAGD technologies for in-situ recovery of bitumen are energy intensive, requiring significant consumption of natural gas and other fuels in the production of steam that is used in the recovery process. The amount of steam required in the production process can also vary and affect costs. The performance of the reservoir can also affect the timing and levels of production using this technology. A large increase in recovery costs could cause certain projects that rely on SAGD technology to become uneconomical, which could have a negative effect on our results of operations.

There are risks associated with growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations. The success of projects incorporating new technologies cannot be assured.

We may be adversely affected by legal proceedings related to our discontinued merchant energy trading operations.

During the period between 2003 and 2005, EnCana and its indirect wholly-owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.

Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court, for payments of US$20.5 million and US$2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission for US$20.0 million and of a previously disclosed consolidated class action lawsuit in the U.S. District Court in New York for US$8.2 million. Also, without admitting any liability whatsoever, WD concluded settlements with a group of individual plaintiffs for US$23.0 million.

The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of US$30 million. California law allows for the possibility that the amount of damages assessed could be tripled.

We intend to vigorously defend this outstanding claim; however, we cannot predict the outcome of these proceedings or any future proceedings against us, whether these proceedings would lead to monetary damages which could have a material adverse effect on our financial position, or whether there will be other proceedings arising out of these allegations.

Our foreign operations will expose us to risks from abroad which could negatively affect our results of operations.

Some of our operations and related assets are located in countries outside North America, some of which may be considered to be politically and economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects.

There is an absence of a public market for the Notes.

There is no public market for the Notes and we do not intend to apply for listing of the Notes on any securities exchange. If the Notes are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the Notes or that a trading market for the Notes will develop.

In certain circumstances the Notes may be subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships.

The Notes are not subordinated to any other indebtedness and they are not secured. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The Notes will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. As at March 31, 2009, our corporate and partnership subsidiaries had approximately US$1.2 billion of long-term debt outstanding to third parties. In addition, in connection with the formation of our integrated oil business with ConocoPhillips in early 2007, one of our partnership subsidiaries owes, as at March 31, 2009, approximately US$6.2 billion of partnership contribution payable to an entity that we and ConocoPhillips own equally.

The Notes are subject to exchange rate and exchange controls risk.

An investment in Notes that are denominated in a specified currency entails risks that are not associated with a similar investment in a security denominated in Canadian dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and the various foreign currencies and the possibility of the imposition or modification of foreign controls by either the Canadian or foreign governments. Such risks generally depend on economic and political events over which we have no control. In recent years, rates of exchange between Canadian dollars and certain foreign currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of any Note. Depreciation of the currency specified in a Note against the Canadian dollar would result in a decrease in the effective yield of such Note below its coupon rate, and in certain circumstances could result in a loss to the investor on a Canadian dollars basis.

Future exchange controls may affect the availability of specified currency and our ability to make payments on the Notes in the specified currency.

Certain governments have imposed from time to time, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the specified currency for any particular Note would not be available at such Note’s maturity. In that event, we would make required payments in Canadian dollars on the basis of the Market Exchange Rate on the date of such payment, or if such rate of exchange is not then available, on the basis of the most recently available Market Exchange Rate. See “Special Provisions Relating to Foreign Currency Notes - Payment Currency”.

Governing law and judgments

The Notes will be governed by and construed in accordance with the laws of the Province of Alberta. Any judgment obtained in Canada in respect of the Notes will be expressed in Canadian currency as the Currency Act (Canada) provides that any reference to money in a legal proceeding in Canada shall be stated in Canadian currency and such judgment may be based on a rate of exchange on a date other than the date of payment.

This short form prospectus does not, and any document incorporated by reference herein will not, describe all the risks of an investment in Notes denominated in a foreign currency and we disclaim any responsibility to advise prospective purchasers of such risks as they exist at the date of this short form prospectus or as such risks may change from time to time. Prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in Notes denominated in currencies other than Canadian dollars. Such Notes are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

The information set forth in this short form prospectus, and any Pricing Supplement, is directed to prospective purchasers who are Canadian residents, and we disclaim any responsibility to advise prospective purchasers who are residents of countries other than Canada with respect to any matters that may affect the purchase, holding or receipt of payments of principal of and interest on the Notes. Such persons should consult their own counsel with regard to such matters.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

In the opinion of our counsel, Bennett Jones LLP, and Fraser Milner Casgrain LLP, counsel to the Dealers, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to you (herein, a “Holder”) pursuant to this short form prospectus where you, for purposes of the Tax Act and at all relevant times, are a resident of Canada, are not a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” rules, have not made a “functional currency” election under the Tax Act to determine your Canadian tax results in a currency other than Canadian currency, hold the Notes as capital property and deal at arm’s length, and are not affiliated, with us. In general, the Notes will be considered to be capital property provided that you do not hold the Notes in the course of carrying on a business of buying and selling securities and have not acquired such securities in a transaction considered to be an adventure in the nature of trade.

This summary is based on the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, and counsels’ understanding of the administrative practices of the Canada Revenue Agency published in writing prior to the date hereof. In addition, this summary takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. There can be no assurance that such proposed amendments will be enacted in their present form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, and does not take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be exhaustive of all federal income tax considerations generally applicable in respect of the Notes. There may be different or additional federal income tax considerations in the event the Notes do not carry a fixed rate of interest or are issued at a premium. This summary is not intended to be, and should not be construed to be, legal or tax advice to any Holder, and no representation with respect to Canadian federal income tax consequences to any Holder is made herein. Accordingly, Holders should consult their own tax advisors with respect to their individual circumstances.

Additional Canadian federal income tax consequences applicable to a Holder of Notes may be set forth in the applicable Pricing Supplement.

Interest on Notes

A Holder of a Note that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest or amount that is considered for the purposes of the Tax Act to be interest on the Note that accrued to it to the end of the year or became receivable or was received by it before the end of the year, except to the extent that it was included in computing its income for a preceding year.

A Holder of a Note (other than a Holder referred to in the previous paragraph) will be required to include in income for a taxation year any amount received or receivable by the Holder as interest in the year (depending upon the method regularly followed by the Holder in computing income) on the Note, to the extent that such amount was not included in the Holder’s income for a preceding year. If such a Holder has not otherwise included in income interest on a Note at periodic intervals of not more than one year, such a Holder will also be required to include in the Holder’s income, for any taxation year that includes an “anniversary day” (as defined in the Tax Act) of the Note, any interest or amount that is considered for the purposes of the Tax Act to be interest on the Note which accrues to the Holder to the end of such day, to the extent that such interest was not otherwise included in computing the Holder’s income for the year or a preceding year.

A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its investment income, which will include interest on the Note which is included in computing the Holder’s income.

If the Notes are denominated in a currency other than Canadian dollars, then a Holder will be required to include in computing income the Canadian dollar equivalent of the amount determined in accordance with the foregoing rules.

In the event the Notes are issued at a discount from their face value, a Holder may be required to include an additional amount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which the discount is received or receivable by the Holder. Holders should consult their own tax advisor in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Dispositions

On a disposition or deemed disposition of a Note, including a purchase by us, or a repayment by us upon maturity, a Holder will generally be required to include in computing income for the taxation year in which the disposition occurs the amount of accrued interest (computed in the Canadian dollar equivalent if the Notes are denominated in a foreign currency) from the date of the last interest payment to the extent that such amount has not otherwise been included in the Holder’s income for the year in which the disposition occurs or a previous taxation year.

In general, a disposition or deemed disposition of Notes will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of accrued interest and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such Notes to the Holder thereof immediately before the time of disposition or deemed disposition. One-half of any such capital gain will be included in computing the Holder’s income and one-half of any such capital loss may normally be deducted by a Holder in computing income for the year of disposition or in computing taxable income for the three preceding or any future years (in accordance with the rules contained in the Tax Act) to the extent of such Holder’s taxable capital gains, if any, for each such year. Capital gains realized by an individual resident in Canada may be subject to an alternative minimum tax. A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on its investment income, which will include taxable capital gains.

For purposes of the Tax Act, if the Notes are denominated in a currency other than Canadian dollars, the cost of a Note to a Holder will be the Canadian dollar equivalent of the cost otherwise determined, computed at the rate of exchange prevailing on the date of purchase. On any disposition of Notes, the Holder’s proceeds of disposition will be the Canadian dollar equivalent of the proceeds otherwise determined, computed at the rate of exchange prevailing at the date of disposition.

AUDITORS

PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3100, 111 - 5 Avenue S.W., Calgary, Alberta T2P 5L3, are our auditors.

LEGAL MATTERS

Certain legal matters relating to the offering of the Notes will be passed upon on our behalf by Bennett Jones LLP and by Fraser Milner Casgrain LLP on behalf of the Dealers. The partners and associates of Bennett Jones LLP and of Fraser Milner Casgrain LLP as a group beneficially own, directly or indirectly, less than 1% of any class of our securities.

EXPERTS

Information relating to our reserves in our Annual Information Form dated February 20, 2009 was calculated by GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent petroleum consultants.

The principals of each of GLJ Petroleum Consultants Ltd., McDaniel & Associates Consultants Ltd., Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

EXEMPTIVE RELIEF

We have applied for and received exemptive relief from the applicable securities regulatory authorities in Canada from the requirement under Item 11.1(1)7 of Form 44-101F1 – Short Form Prospectus that our management proxy circular dated March 12, 2008 relating to the annual and special meeting of our shareholders held on April 22, 2008 be incorporated by reference in this short form prospectus.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITOR’S CONSENT

We have read the short form prospectus (the “Base Shelf Prospectus”) of EnCana Corporation (the “Company”) dated May 21, 2009 relating to the offering by the Company of Medium Term Notes in an aggregate principal amount of up to $2,000,000,000. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Base Shelf Prospectus of our report dated February 19, 2009 to shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of earnings, retained earnings, comprehensive income, accumulated other comprehensive income and cash flows for each of the years in the three year period ended December 31, 2008.

Calgary, Alberta	(Signed) PricewaterhouseCoopers LLP
May 21, 2009	Chartered Accountants

CERTIFICATE OF ENCANA CORPORATION

Dated:	May 21, 2009

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

(Signed) Randall K. Eresman President & Chief Executive Officer	(Signed) Brian C. Ferguson Executive Vice-President & Chief Financial Officer

On behalf of the Board of Directors

(Signed) Barry W. Harrison Director	(Signed) Patrick D. Daniel Director

CERTIFICATE OF THE DEALERS

Dated:	May 21, 2009

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

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Merrill Lynch Canada Inc. By: (Signed) Michal Cegielski	RBC Dominion Securities Inc. By: (Signed) Tushar Kittur

Scotia Capital Inc. By: (Signed) Murray W. Neal	TD Securities Inc. By: (Signed) Alec W.G. Clark